Telupay International Inc.
First Island House
Peter Street
St. Helier, Jersey, Channel Islands JE4 8SG

Via EDGAR Correspondence

December 23, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:     Mr. Larry Spirgel, Assistant Director

Dear Sirs/Mesdames:

Re:     Telupay International Inc. (f/k/a I-Level Media Group Incorporated)
           Form 8-K
           Filed September 30, 2013
           File No. 000-52069

This response is submitted under the Closing Comments of your letter to Telupay International Inc. (the "Company") dated October 24, 2013, which required that the Company provide a written statement acknowledging certain items set forth in your letter.

Accordingly, the Company hereby acknowledges as follows:

    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Telupay International Inc.

Per:     /s/ Adrian Crawford Ansell
Adrian Crawford Ansell
President, Chief Executive Officer and a director